SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            MONARCH AVALON, INC.
        ------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.25 per share
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 609020102
        ------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                          Phillip H. Waldoks, Esq.
               Senior Vice President-Corporate Legal Affairs
                               and Secretary
                                Hasbro, Inc.
                            32 West 23rd Street
                          New York, New York 10010
                               (212) 645-2400
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:
                             Thomas H. Kennedy
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                               August 3, 1998
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


          If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following: ( )

                  Note. Schedules filed in paper format shall include a
            signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                                 13D

     CUSIP No. 609020102
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Hasbro, Inc. (05-0155090) and HIAC XII Corp. (05-0497248)
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS* Not applicable.
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Hasbro, Inc. (Rhode Island) and HIAC XII Corp. (Delaware)
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                  -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                             -0-
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                              -0-
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                                -0-
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          -0-
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                            0%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*
                                                            CO
     -----------------------------------------------------------------



Item 1.    Security and Issuer.

      The class of equity securities to which this statement relates is Common Stock, par value $0.25 per share (the "Common Stock"), of Monarch Avalon, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 4517 Harford Road, Baltimore, Maryland 21204. The Issuer's telephone number is (410)254-9200.

Item 2.    Identity and Background.

      Hasbro, Inc. ("Hasbro") is a Rhode Island corporation the principal business of which is the designing, manufacturing and marketing of toys, games, interactive software, puzzles and infant products. The principal executive office of Hasbro is located at 1027 Newport Avenue, Pawtucket, Rhode Island 02862.

      HIAC XII Corp. is a Delaware corporation and a wholly owned, indirect subsidiary of Hasbro ("HIAC XII") which was formed for the purpose of acquiring certain assets of the Issuer. The principal executive office of HIAC XII is located at 1027 Newport Avenue, Pawtucket, Rhode Island 02862.

      Neither Hasbro, HIAC XII, nor any of the officers or directors of Hasbro or HIAC XII, respectively, was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Neither Hasbro, HIAC XII, nor any of the officers or directors of Hasbro or HIAC XII, respectively, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      The names, business addresses, present principal occupations or employments and citizenships of the directors and officers of Hasbro and HIAC XII are set forth in Schedule A hereto.

Item 3.    Source and Amount of Funds or Other Consideration.

           Not applicable.

Item 4.    Purpose of the Transaction.

      In connection with its acquisition of certain assets of the Issuer, pursuant to an Asset Purchase Agreement among HIAC XII, Hasbro and the Issuer pursuant to which the Issuer has agreed to sell substantially all the assets of the Issuer's games business to HIAC XII (the "Asset Purchase Agreement"), HIAC XII has entered into a voting agreement (the "Voting Agreement") and an irrevocable proxy (the "Proxy") that may be deemed to transfer ownership of 721,019 shares of Common Stock from Jackson Y. Dott and A. Eric Dott (collectively, the "Stockholders") to HIAC XII, a wholly owned, indirect subsidiary of Hasbro. Pursuant to the Voting Agreement and the Proxy, the Stockholders have, with respect to all of the shares of Common Stock set forth on Schedule I of the Voting Agreement which is attached as an exhibit to this Schedule 13D, agreed to vote, and have granted an irrevocable proxy to HIAC XII to vote: (i) to approve the Asset Purchase Agreement between the Issuer, HIAC XII and Hasbro, and the transactions contemplated thereby, including the change of the name of the Issuer to a name not including the word "Avalon"; (ii) against any action or agreement that will result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Voting Agreement or the Asset Purchase Agreement; and (iii) against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Issuer's games business, (B) a sale or transfer of the assets of the Issuer's games business that the Issuer has agreed to sell pursuant to the Asset Purchase Agreement, other than in the ordinary course of business or pursuant to the Asset Purchase Agreement, or the issuance of any securities of the Issuer (except options to purchase Issuer Common Stock granted to directors of the Issuer and the related issuance of Issuer Common Stock upon exercise of such options in accordance with the terms thereof, provided, that after the approval of such options, the number of shares of the Issuer Common Stock outstanding plus the number of shares of Issuer Common Stock reserved for issuance pursuant to such options to directors shall be equal to the current number of shares of Issuer Common Stock outstanding plus the number of shares of Issuer Common Stock reserved for issuance pursuant to existing options to directors) or of any subsidiary holding or having any rights to any of the assets of the Issuer's games business that the Issuer has agreed to sell pursuant to the Asset Purchase Agreement, (C) any change in the executive officers or Board of Directors of the Issuer, (D) any change in the present corporate structure of the Issuer or the Issuer's games business or (E) any action that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the approval of the Asset Purchase Agreement and the transactions contemplated by the Asset Purchase Agreement.

      As the Voting Agreement and Proxy require the Stockholders to approve the change of name of the Issuer to a name not including "Avalon", the Stockholders shall have to vote to approve an amendment to the Issuer's certificate of incorporation , which amendment would reflect such change of name.

Item 5.    Interest in Securities of the Issuer.

      The aggregate number of shares of Common Stock that are subject to the Voting Agreement and the Proxy is 721,019, which number includes currently exercisable options to purchase up to 120,000 shares of Common Stock. Such number of shares represents 41.4% of the Common Stock of the Issuer, which percentage calculation is based on the capitalization of the Issuer as set forth in the Issuer's Report on Form 10-KSB for the fiscal year ended April 30, 1998.

      As discussed more fully in Item 4 above and Item 6 below, on August 3, 1998, HIAC XII entered into a Voting Agreement and a Proxy with the Stockholders, pursuant to which the Stockholders agreed, among other things, to vote to approve the sale by the Issuer to HIAC XII of substantially all of the assets of the games business of the Issuer and to vote against any action or agreement that will result in a material breach of any covenant, representation or warranty or any other obligation of the Issuer under the Voting Agreement or the Asset Purchase Agreement. HIAC XII's agreement to enter into the Asset Purchase Agreement with the Issuer provided the consideration for the Stockholders' agreement to enter into the Voting Agreement and the Proxy.

      The agreement of the Stockholder's to vote to approve and to vote against certain limited actions or agreements set forth in the Voting Agreement and the Proxy may be perceived as a transfer of the beneficial ownership from the Stockholders to HIAC XII of such shares of Common Stock which are subject to the Voting Agreement and the Proxy. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the "Exchange Act"), Hasbro and HIAC XII expressly disclaim beneficial ownership of the 721,019 shares of Common Stock that are subject to the Voting Agreement and the Proxy and maintain that the Stockholders are the beneficial owners of such shares within the meaning of Rule 13d-3 of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      In connection with the acquisition of the assets of the Issuer's games business, HIAC XII has entered into the Voting Agreement and the Proxy. Pursuant to the Voting Agreement and the Proxy and until the earlier to occur of the closing of the sale of substantially all the assets of the Issuer's games business pursuant to the Asset Purchase Agreement and the termination of the Asset Purchase Agreement, the Stockholders have agreed to vote, and have granted an irrevocable proxy to HIAC XII to vote, all of the shares of Common Stock that are subject to the Voting Agreement and the
Proxy: (i) to approve the Asset Purchase Agreement, and the transactions contemplated thereby, including the change of the name of the Issuer to a name not including the word "Avalon"; (ii) against any action or agreement that will result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Voting Agreement or the Asset Purchase Agreement; and (iii) against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Issuer's games business, (B) a sale or transfer of the assets of the Issuer's games business that the Issuer has agreed to sell pursuant to the Asset Purchase Agreement, other than in the ordinary course of business or pursuant to the Asset Purchase Agreement, or the issuance of any securities of the Issuer (except options to purchase Issuer Common Stock granted to directors of the Issuer and the related issuance of Issuer Common Stock upon exercise of such options in accordance with the terms thereof, provided, that after the approval of such options, the number of shares of the Issuer Common Stock outstanding plus the number of shares of Issuer Common Stock reserved for issuance pursuant to such options to directors shall be equal to the current number of shares of Issuer Common Stock outstanding plus the number of shares of Issuer Common Stock reserved for issuance pursuant to existing options to directors) or of any subsidiary holding or having any rights to any of the assets of the Issuer's games business that the Issuer has agreed to sell pursuant to the Asset Purchase Agreement, (C) any change in the executive officers or Board of Directors of the Issuer, (D) any change in the present corporate structure of the Issuer or the Issuer's games business or (E) any action that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the approval of the Asset Purchase Agreement and the transactions contemplated by the Asset Purchase Agreement. Pursuant to the Voting Agreement, the Stockholders have also agreed that for so long as the Asset Purchase Agreement is in effect, the Stockholders will not dispose of any shares of Issuer Common Stock which are the subject of the Voting Agreement and the Proxy.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.       Item

3.1 Voting Agreement, dated as of August 3, 1998, by and between HIAC XII Corp. and A. Eric Dott and Jackson Y. Dott, stockholders of Monarch Avalon, Inc.

3.2 Irrevocable Proxy, dated as of August 3, 1998, by and between HIAC XII Corp. and A. Eric Dott and Jackson Y. Dott, stockholders of Monarch Avalon, Inc.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        HASBRO, INC.

August 13, 1998                         By:  /s/ Phillip H. Waldoks
Date                                         __________________________
                                        Name:  Phillip H. Waldoks
                                        Title: Senior Vice President -
                                               Corporate Legal Affairs and
                                               Secretary


                                        HIAC XII CORP.

August 13, 1998                         By:  /s/ Phillip H. Waldoks
Date                                         __________________________
                                        Name:  Phillip H. Waldoks
                                        Title: Senior Vice President -
                                               Corporate Legal Affairs and
                                               Secretary



                                 SCHEDULE A
              INFORMATION CONCERNING DIRECTORS AND OFFICERS OF
                      HASBRO, INC. AND HIAC XII CORP.

              I. OFFICERS AND DIRECTORS OF HASBRO, INC.

DONAL A. BARKSDALE - Senior Vice President and Chief
                       Information Officer

a.      Principal Occupation             Senior Vice President
        or Employment:                   and Chief Information
                                         Officer of Hasbro, Inc.

b.      Business Address:                200 Naragansett Park Drive
                                         Pawtucket, Rhode Island
                                         02862

c.      Citizenship:                     United States

ALAN R. BATKIN - Director

a.      Principal Occupation            Vice Chairman of
        or Employment:                  Kissinger Associates, Inc.

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

HAROLD P. GORDON - Vice Chairman and Director

a.      Principal Occupation             Vice Chairman of
        or Employment:                   Hasbro, Inc.

b.      Business Address:                1011 Newport Avenue
                                         Pawtucket, Rhode Island
                                         02862

c.      Citizenship                      Canadian

ALEX GRASS - Director

a.      Principal Occupation            Chairman of the
        or Employment:                  Executive Committee of
                                        Rite Aid Corporation

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

ALAN G. HASSENFELD - Chairman of the Board, President and
                       Chief Executive Officer

a.      Principal Occupation             Chairman of the Board,
        or Employment:                   President and Chief
                                         Executive Officer of
                                         Hasbro, Inc.

b.      Business Address:                1011 Newport Avenue
                                         Pawtucket, Rhode Island
                                         02862

c.      Citizenship:                     United States

SYLVIA K. HASSENFELD - Director

a.      Principal Occupation            Former Chairman of the
        or Employment:                  Board of the American
                                        Jewish Joint
                                        Distribution Committee, Inc.

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

RICHARD B. HOLT - Senior Vice President and Controller

a.      Principal Occupation             Senior Vice President
        or Employment:                   and Controller of
                                         Hasbro, Inc.

b.      Business Address:                200 Naragansett Park Drive
                                         Pawtucket, Rhode Island
                                         02862

c.      Citizenship:                     United States

VIRGINIA H. KENT - President, Global Brands and Product Development

a.      Principal Occupation             President of Global
        or Employment:                   Brands and Product
                                         Development of Hasbro, Inc.

b.      Business Address:                1027 Newport Avenue
                                         Pawtucket, Rhode Island
                                         02862

c.      Citizenship:                     United States

ADAM KLEIN - Executive Vice President, Global Strategy
               and Development

a.      Principal Occupation             Executive Vice
        or Employment:                   President of Global Strategy
                                         and Development of
                                         Hasbro, Inc.

b.      Business Address:                1011 Newport Avenue
                                         Pawtucket, Rhode Island
                                         02862

c.      Citizenship:                     United States

MARIE JOSEE KRAVIS - Director

a.      Principal Occupation            Senior Fellow of the
        or Employment:                  Hudson Institute

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

CLAUDINE B. MALONE - Director

a.      Principal Occupation            President of Financial
        or Employment:                  and Management
                                        Consulting, Inc.

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

MORRIS W. OFFIT - Director

a.      Principal Occupation            Chief Executive Officer
        or Employment:                  of Offitbank

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

JOHN T. O'NEILL - Executive Vice President and Chief
                    Financial Officer

a.      Principal Occupation             Executive Vice
        or Employment:                   President and Chief
                                         Financial Officer of
                                         Hasbro, Inc.

b.      Business Address:                1011 Newport Avenue
                                         Pawtucket, Rhode Island
                                         02862

c.      Citizenship:                     United States

NORMA T. PACE - Director

a.      Principal Occupation            Partner of Paper
        or Employment:                  Analytics Associates

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

CYNTHIA S. REED -  Senior Vice President and General
                     Counsel

a.      Principal Occupation            Senior Vice President
        or Employment:                  and General Counsel of
                                        Hasbro, Inc.

b.      Business Address:               1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

E. JOHN ROSENWALD, JR. - Director

a.      Principal Occupation            Vice Chairman of The
        or Employment:                  Bear Stearns Companies, Inc.

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

CARL SPIELVOGEL - Director

a.      Principal Occupation            Chairman and Chief
        or Employment:                  Executive Officer of
                                        Carl Spielvogel
                                        Associates, Inc.

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

PRESTON ROBERT TISCH - Director

a.      Principal Occupation            Co-Chairman and Co-
        or Employment:                  Chief Executive
                                        Officer of Loews
                                        Corporation

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

MARTIN R. TRUEB - Senior Vice President and Treasurer

a.      Principal Occupation             Senior Vice President
        or Employment:                   and Treasurer of
                                         Hasbro, Inc.

b.      Business Address:                200 Naragansett Park Drive
                                         Pawtucket, Rhode Island
                                         02862

c.      Citizenship:                     United States

ALFRED J. VERRECCHIA - Executive Vice President,
                         President, Global Operations and Director

a.      Principal Occupation             Executive Vice
        or Employment:                   President and
                                         President, Global
                                         Operations of Hasbro, Inc.

b.      Business Address:                1011 Newport Avenue
                                         Pawtucket, Rhode Island
                                         02862
c.      Citizenship:                     United States

GEORGE B. VOLANAKIS - President, European Sales and
                        Marketing

a.      Principal Occupation             President of European
        or Employment:                   Sales and Marketing of
                                         Hasbro, Inc.

b.      Business Address:                Roundwood Avenue
                                         Stockley Park
                                         Uxbridge Middx UB11 1AZ
                                         England

c.      Citizenship:                     United States

PHILLIP H. WALDOKS - Senior Vice President - Corporate
                              Legal Affairs and Secretary

a.      Principal Occupation             Senior Vice President-
        or Employment:                   Corporate Legal Affairs
                                         and Secretary of
                                         Hasbro, Inc.

b.      Business Address:                32 West 23rd Street
                                         New York, New York
                                         10010

c.      Citizenship:                     United States

E. DAVID WILSON - President, Hasbro Americas

a.      Principal Occupation             President, Hasbro
        or Employment:                   Americas of Hasbro, Inc.

b.      Business Address:                1027 Newport Avenue
                                         Pawtucket, Rhode Island
                                         02862

c.      Citizenship:                     United States

PAUL WOLFOWITZ - Director

a.      Principal Occupation            Dean of Paul H. Nitze
        or Employment:                  School of Advanced
                                        International Studies
                                        at the Johns Hopkins
                                        University

b.      Business Address:               c/o Hasbro, Inc.
                                        1027 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

            II. OFFICERS AND DIRECTORS OF HIAC XII CORP.

HAROLD P. GORDON - Executive Vice President and Director

a.       Principal Occupation            Vice Chairman of
         or Employment:                  Hasbro, Inc.

b.       Business Address:               1011 Newport Avenue
                                         Pawtucket, Rhode Island
                                         02862

c.       Citizenship:                    Canadian

ALAN G. HASSENFELD - President and Director

a.       Principal Occupation            Chairman of the Board,
         or Employment:                  President and Chief
                                         Executive Officer of
                                         Hasbro, Inc.

b.       Business Address:               1011 Newport Avenue
                                         Pawtucket, Rhode Island
                                         02862

c.       Citizenship:                    United States

RICHARD B. HOLT - Senior Vice President and Controller

a.      Principal Occupation            Senior Vice President
        or Employment:                  and Controller of
                                        Hasbro, Inc.

b.      Business Address:               200 Naragansett Park Drive
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

JOHN T. O'NEILL- Executive Vice President and Chief
                   Financial Officer

a.      Principal Occupation            Executive Vice
        or Employment:                  President and Chief
                                        Financial Officer of
                                        Hasbro, Inc.

b.      Business Address:               1011 Newport Avenue
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

MARTIN R. TRUEB - Senior Vice President and Treasurer

a.      Principal Occupation            Senior Vice President
        or Employment:                  and Treasurer of
                                        Hasbro, Inc.

b.      Business Address:               200 Naragansett Park Drive
                                        Pawtucket, Rhode Island
                                        02862

c.      Citizenship:                    United States

PHILLIP H. WALDOKS - Senior Vice President - Corporate
                       Legal Affairs, Secretary and Director

a.      Principal Occupation            Senior Vice President-
        or Employment:                  Corporate Legal Affairs
                                        and Secretary of
                                        Hasbro, Inc.

b.      Business Address:               32 West 23rd Street
                                        New York, New York
                                        10010

c.      Citizenship:                    United States